EXHIBIT 1.E

                                        March 28, 1996

          Joseph Littlejohn & Levy Fund II LP
          450 Lexington Avenue
          Suite 3350
          New York, New York  10022

          TSG Capital Fund II, L.P.
          177 Broad Street
          12th Floor
          Stamford, Connecticut  06901

          CIBC WG Argosy Merchant Fund II, LLC
          1325 Avenue of the Americas
          22nd Floor
          New York, New York  10019

          Chemical Equity Associates,
          A California Limited Partnership
          380 Madison Avenue
          12th Floor
          New York, New York  10017

          Nomura Holding America, Inc.
          Two World Financial Center
          Building B
          New York, New York  10281

          Gentlemen:

                    Reference is made to those certain Subscription Agreements, dated as of March 28, 1996 (the "Subscription Agreements"), among MWC Holdings, Inc., a Delaware corporation ("Holdings"), Hayes Wheels International, Inc., a Delaware corporation (the "Company"), and the Investors (as defined in the Subscription Agreements), pursuant to which the Investors have subscribed to purchase an aggregate of 200,000 shares of preferred stock, par value $.01 per share (the "Company Preferred Stock"), of the Company in connection with the merger (the "Merger") of Holdings with and into the Company pursuant to an Agreement and Plan of Merger, dated as of March 28, 1996, by and between Holdings and the Company (the Merger Agreement").

                    This letter agreement reflects certain
          agreements among Holdings and the Investors with respect to the Investors' subscription to purchase shares of Company Preferred Stock pursuant to the Subscription
          Agreements.

                    1.  Expenses and Termination Fees.  Any
          termination fees paid by the Company pursuant to Section 8.2(b) of the Merger Agreement shall be shared among Holdings and the Investors such that the Investors and Holdings shall receive a percentage of such termination fees equal to (i) each Investor's subscription commitment pursuant to its Subscription Agreement (or, in the case of Holdings, $100 million) divided by (ii) $300 million (such percentage being referred to herein as the "Subscription Percentage"). In addition, if the Merger is not consummated, all costs and expenses incurred by any of the Investors or Holdings in connection with the Merger, the Subscription Agreements and the transactions contemplated thereby, including, without limitation, legal fees, accounting fees and related fees and expenses, to the extent not reimbursed by the Company, shall be shared among Holdings and the Investors in accordance with their relevant Subscription Percentages. Each Investor agrees to promptly pay its proportionate share of all such expenses. In the event that Holdings determines to exercise its option to purchase common stock, par value $.01 per share (the "Company Common Stock"), of the Company pursuant to the Stock Option Agreement (the "Option Agreement"), dated March 28, 1996 between Holdings and Varity Corporation, a Delaware corporation, each Investor shall be entitled to purchase from Holdings, on the same terms and conditions, the number of shares of Company Common Stock underlying such option in accordance with such Investor's Subscription Percentage; provided, however, that each Investor that exercises such option shall be bound by the terms and provisions of the Option Agreement.

                    2. Amendments and Waivers to Merger Agreement and Financing Documents. Holdings agrees that it will not (i) enter into any documentation with any bank or other lending institution with respect to financing the Merger ("Financing Documentation"), (ii) amend, modify or supplement, or waive any condition to, the Merger Agreement or any Financing Documentation in connection with the Merger or (iii) exercise any right it may have under the Merger Agreement, without the prior consent of Investors subscribing for not less than $161 million of Company Preferred Stock, which consent shall not be unreasonably withheld or delayed.

                    3. Miscellaneous. This letter agreement may be amended, modified or supplemented only by a written instrument executed by Holdings and parties subscribing for not less than $161 million of Company Preferred Stock. All notices and other communications hereunder shall be given as provided in the Subscription Agreements. The laws of the State of New York shall govern the interpretation, validity and performance of the terms of this letter agreement, regardless of the law that might be applied under applicable principles of conflicts of law. All disputes hereunder shall be settled by binding arbitration pursuant to the rules of the American Arbitration Association in New York City, New York and the order of such arbitrators shall be final and binding on all parties hereto. This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

                    If the foregoing accurately reflects your agreement with respect to the subject matter hereof, please sign in the space provided below, whereupon this letter agreement shall become your binding agreement with respect to the subject matter hereof.

                                        Sincerely,

                                        MWC HOLDINGS, INC.

                                        By: /s/ Richard W. Tuley
                                        Its: President and CEO

          Accepted and Agreed as of
          the Date First Written Above

          JOSEPH LITTLEJOHN & LEVY FUND II LP

          By:  JLL Associates II, L.P.

          By: /s/ Paul S. Levy
          Its: Partner

          TSG CAPITAL FUND II, L.P.
          By:  TSG Associates II, L.P., its General Partner
          By:  TSG Associates II, Inc., its General Partner

          By: /s/ Cleveland A. Christophe
          Its: Managing Partner

          CIBC WG ARGOSY MERCHANT FUND II, LLC

          By: /s/ Andrew R. Heyer
          Its: Managing Director


          CHEMICAL EQUITY ASSOCIATES,
          A CALIFORNIA LIMITED PARTNERSHIP

          By: /s/ Donald Hofmann
          Its: General Partner

          NOMURA HOLDING AMERICA, INC.

          By: /s/ Lawrence Pomerantz
          Its: Exec. Managing Director